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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             ----------------------

                              SYRATECH CORPORATION
                               (Name of Applicant)

                              175 McClellan Highway
                        East Boston, Massachusetts 02128
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

          TITLE OF CLASS                              AMOUNT
          --------------                              ------
Convertible Senior Notes due 2010    Aggregate principal amount of $55.0 million

                             ----------------------

         Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), currently anticipated to be as soon as possible following the declaration of effectiveness of this Form T-3.

                             ----------------------

                                 Gregory W. Hunt
         Executive Vice President, Chief Financial Officer and Treasurer
                              Syratech Corporation
                              175 McClellan Highway
                        East Boston, Massachusetts 02128

                     (Name and Address of Agent for Service)

                                 WITH COPIES TO:

                              Andrew M. Troop, Esq.
                             David P. Kreisler, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Federal Street, 34th Floor
                           Boston, Massachusetts 02110


         The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

         (a) The Applicant, Syratech Corporation (the "Company"), is a corporation.

         (b) The Company was organized under the laws of the State of Delaware.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

         The Company intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the "Disclosure Statement") and an accompanying First Amended Joint Plan of Reorganization (the "Plan"), each filed as an exhibit hereto, Convertible Senior Notes due 2010 (the "Notes") in an aggregate principal amount of $55,000,000, subject to adjustment as set forth in the Disclosure Statement and Plan. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

         The Notes are being offered by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the offer of the Notes under the Plan will satisfy such requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above. For a more complete description of the Notes, reference is made to the Indenture.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

         As of the date hereof, the affiliates of the Company are CHI International, Inc., Syratech (H.K.) Limited and Wallace International de P.R., Inc. Each of these affiliates is a direct subsidiary of the Company. Upon consummation of the Plan, the subsidiaries of the Company will be unchanged.

         In addition, see Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following table sets forth the names and offices to be held by the Company's directors and executive officers as of the Effective Date of the Plan. No changes are currently contemplated with respect to the composition of the Company's directors and executive officers prior to the consummation of the Plan.


         NAME                          POSITION
         Gregory W. Hunt               Executive Vice President, Chief Financial Officer and Treasurer, Director

         Alan R. Kanter                Executive Vice President Sales

         James F. Callahan             Vice President, Corporate Controller, Secretary

         Eugene I. Davis               Director

         Ronald L. Kaplan              Director

         Joseph Russick                Director

         Darrell Swank                 Director

         The address for Messrs. Hunt, Kanter and Callahan are: c/o Syratech Corporation, 175 McClellan Highway, East Boston, Massachusetts 02128. The address for Mr. Davis is c/o PIRINATE Consulting Group, LLC, 5 Canoe Brook Drive, Livingston, New Jersey 07039. The address for Mr. Kaplan is 150 West 56th Street, Apartment 5804, New York, New York 10019. The address for Mr. Russick is c/o Bennett Management Corporation, 2 Stamford Plaza, Stamford, Connecticut 06901. The address for Mr. Swank is 2014 Keeneland, Wichita, Kansas 67206.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities prior to the Effective Date of the Plan.


                                                                                              PERCENTAGE OF
             NAME AND                                                                      VOTING SECURITIES
     COMPLETE MAILING ADDRESS                TITLE OF CLASS OWNED        AMOUNT OWNED             OWNED
Thomas H. Lee Company Affiliates (1)             Common Stock              2,267,671              59.9%

(1) Represents 1,952,082 shares held by Thomas H. Lee Equity Fund III, L.P. ("Fund III"), 120,789 shares held by Thomas H. Lee Foreign Fund III, L.P. (together with Fund III, the "Funds") and 194,800 shares held by affiliates of the Funds. THL Equity Advisors III Limited Partnership ("Advisors"), the general partner of the Funds, THL Equity Trust III ("Equity Trust"), the general partner of Advisors, Thomas H. Lee and other managing directors of Thomas H. Lee Partners, L.P. may be deemed to be beneficial owners of the shares of Common Stock of the Company held by the Funds. Each of such persons maintains a principal business address at 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. Each of such persons disclaims beneficial ownership of all shares not held by them of record.

         (b) Upon consummation of the Plan, all existing common stock of the Company will be cancelled. In connection with the Plan, the Company will distribute the Notes (which will be convertible into shares of the Company's common stock), common stock and warrants to purchase common stock (together, the "New Securities"). Pursuant to the Plan, 90% of the common stock issued upon consummation of the Plan will be distributed to creditors, and 10% will be reserved for issuance to the Company's management pursuant to new incentive plans; the Company will not issue any non-voting stock. The common stock issued upon consummation of the Plan is subject to dilution upon the conversion of the Notes into common stock, and upon the exercise of the warrants to purchase common stock. The common stock will be subject to a Stockholders' Agreement, which is described in Item 7 below.

         The allocation of the New Securities to the Company's current stakeholders has not been finalized and is based in part on actions that may be taken by certain of such holders. Therefore, determining the principal owners of voting securities with respect to the New Securities will not be possible until consummation of the Plan.

                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

         Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this Application.

         No person is acting as principal underwriter of the Notes.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

         (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of the date hereof and prior to the Effective Date of the Plan.


          TITLE OF CLASS                            AMOUNT AUTHORIZED        AMOUNT OUTSTANDING
11% Senior Notes due 2007                                      --              $129,100,000

Preferred Stock, $.10 par value per share                 500,000                    18,000

Common Stock, $.01 par value per share                 20,000,000                 3,784,018

         (b) Pursuant to the Plan, the Company's 11% Senior Notes due 2007, Preferred Stock and Common Stock will be cancelled on effective date of the Plan. The New Securities will be issued to the Company's current stakeholders pursuant to the terms of the Plan.

         Each share of the Company's Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including election of directors. Approval of each of the matters to be acted upon at an annual or special meeting of stockholders will require a majority of the votes represented at such meeting to be cast in favor of the matter, except (i) pursuant to a Stockholders' Agreement to which all holders of Common Stock will be parties, after the Effective Date under the Plan, (A) one director of the Company will be the Chief Executive Officer of the Company or, if such position is vacant, the Chief Financial Officer of the Company, (B) Bennett Restructuring Fund, L.P. ("Bennett") shall have the right to designate one individual to serve as a director of the Company (a "Bennett Nominee"), which right shall cease from and after the date that Bennett and its Affiliates, collectively, beneficially own Common Stock representing less than 10% of the outstanding shares, (C) the three other directors of the Company will be elected by a plurality of the votes cast excluding Bennett if Bennett has a Bennett Nominee on the board of directors, and (D) certain significant business decisions of the Company will require a supermajority vote of the shareholders, and (ii) as otherwise required by statute.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

         The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         (a)  EVENTS OF DEFAULT; WITHHOLDING OF NOTICE (SECTION 6.01)

         Each of the following constitutes an "Event of Default" under the
Indenture:

                  (i) default by the Company in the payment of interest on any Note when the same becomes due and payable and the Default continues for a period of 30 days;

                  (ii) default by the Company in the payment of the principal of any Note (or premium, if any) when the same becomes due and payable at maturity, upon redemption or otherwise;

                  (iii) failure by the Company to comply with Sections 4.07, 4.09, 4.10, 4.14 and 4.18 of the Indenture;

                  (iv) failure by the Company to comply with any of its agreements in the Indenture, the Senior Notes Security Agreement or the Notes for 60 days after receiving the notice specified below;

                  (v) default by the Company or any Subsidiary under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the

Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2.5 million or more;

                  (vi) failure by the Company or any of its Subsidiaries to pay final judgments for the payment of money entered by a court or courts of competent jurisdiction against the Company or any of its Subsidiaries and such judgment or judgments are not paid, discharged or stayed for a period of 60 days, provided that the aggregate of all such undischarged judgments exceeds $2.5 million;

                  (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

                  (viii)  the Company or any of its Subsidiaries:

                           (a)  commences a voluntary Case,

                           (b)  consents to the entry of an order for relief
against it in an involuntary Case,

                           (c)  consents to the appointment of a Custodian of
it or for all or substantially all of its property,

                           (d)  makes a general assignment for the benefit of
its creditors, or

                           (e)  generally is not paying its debts as they
become due; or

                  (ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (a)  is for relief against the Company or any of its
Subsidiaries in an involuntary Case;

                           (b)  appoints a Custodian of the Company or any of
its Subsidiaries or for all or substantially all of the property of the Company or any of its Subsidiaries; or

                           (c)  orders the liquidation of the Company or any of
its Subsidiaries; and, in each case, the order or decree remains unstayed and in effect for 60 consecutive days.

         The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law. The term "Case" means an application, petition, action, case or other proceeding (including the filing of a notice of intention to file a proposal) before any court, tribunal or other governmental authority under any applicable Bankruptcy Law (foreign or domestic).

         A Default under clause (iv) is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in principal amount of the then outstanding Notes notify the Company and the Trustee, of the Default and the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

         (b)  AUTHENTICATION; APPLICATION OF PROCEEDS (SECTION 2.02)

         Two Officers of the Company shall sign the Notes for the Company by manual or facsimile signature. An Officer of each Guarantor shall sign the Subsidiary Guarantee for such Guarantor by manual or facsimile signature.

         If an Officer of the Company or a Guarantor whose signature is on a Note or a Note Guarantee, as the case may be, no longer holds that office at the time a Senior Note is authenticated, the Senior Note or the Subsidiary Guarantee, as the case may be, shall nevertheless be valid.

         A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

         The Trustee shall, upon a written order of the Company signed by two Officers of the Company, authenticate Notes for original issue up to the aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as provided in Sections 2.01 and 2.07 of the Indenture.

         The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

         The Notes will be issued to holders of certain claims pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

         (c)  RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY (SECTION 10.04)

         There is no provision in the Indenture relating to the release or release and substitution of property subject to the lien of the Indenture, except in the case of an Asset Sale, whereby any Liens in favor of the Trustee in the assets sold thereby shall be released; provided, that in the event of any Asset Sale, the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of Section 4.10 of the Indenture.

         (d)  SATISFACTION AND DISCHARGE OF INDENTURE

         There is no provision for the satisfaction and discharge of the Indenture.

         (e)  STATEMENT AS TO COMPLIANCE (SECTION 4.04)

         The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company, the Guarantors and the Company's Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

         So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03(a)(i) of the Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any of the financial provisions of Sections 4.01, 4.07, 4.08, 4.09, 4.12 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

         The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

ITEM 9.  OTHER OBLIGORS.

         The Company's obligations with respect to the Notes will be guaranteed by each of its active subsidiaries, Wallace International de P.R., Inc., CHI International, Inc. and Syratech (H.K.) Ltd. The address of each such Subsidiary Guarantor is c/o Syratech Corporation, 175 McClellan Highway, East Boston, Massachusetts 02128.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES--

         (a) Pages numbered 1 to 9, consecutively (including an attached Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1     Restated Certificate of Incorporation
                                    of Syratech Corporation (incorporated by
                                    reference herein to Exhibit 3.1 to the
                                    Company's Registration Statement No.
                                    33-41619 on Form S-1 (the "Form S-1")).

                  Exhibit T3A-2     Certificate of Designations in respect
                                    of the Company's Series A Preferred Stock,
                                    dated October 26, 1992 (incorporated by
                                    reference herein to Exhibit 3.2 to the
                                    Company's Registration Statement No.
                                    333-16917 on Form S-4).

                  Exhibit T3B       Bylaws of the Company (incorporated by
                                    reference herein to Exhibit 3.2 to the
                                    Form S-1).

                  Exhibit T3B-2     Amendment to Section 2.9 of the Bylaws of
                                    the Company, effective August 15, 1991
                                    (incorporated by reference herein to
                                    Exhibit 3.3 to the Form S-1).

                  Exhibit T3C*      Form of Indenture between the Company and
                                    the Trustee.

                  Exhibit T3D       Not Applicable.

                  Exhibit T3E-1*    Debtors' First Amended Disclosure Statement
                                    Pursuant to Section 1125 of the Bankruptcy
                                    Code.

                  Exhibit T3E-2*    Debtors' First Amended Joint Plan of
                                    Reorganization (included as Exhibit A to
                                    Exhibit T3E-1).

                  Exhibit T3F*      Cross reference sheet showing the location
                                    in the Indenture of the provisions inserted
                                    therein pursuant to Sections 310 through
                                    318(a), inclusive, of the Trust Indenture
                                    Act of 1939 (included as part of
                                    Exhibit T3C).

                  Exhibit T3G*      Statement of eligibility and qualification
                                    of the Trustee on Form T-1.

-------------------------
*  Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Syratech Corporation, a corporation existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of East Boston, Commonwealth of Massachusetts, on the 26th day of May, 2005.


                                        SYRATECH CORPORATION


[CORPORATE SEAL OF
SYRATECH CORPORATION ]


                                        By:    /s/ Gregory W. Hunt
                                               -------------------------------
                                        Name:  Gregory W. Hunt
                                        Title: Executive Vice President, Chief
                                               Financial Officer and Treasurer


Attest: /s/ James F. Callahan
        --------------------------
Name:   James F. Callahan
Title:  Vice President,
        Corporate Controller, Secretary

                                  EXHIBIT INDEX

                  Exhibit T3A-1     Restated Certificate of Incorporation
                                    of Syratech Corporation (incorporated by
                                    reference herein to Exhibit 3.1 to the
                                    Company's Registration Statement No.
                                    33-41619 on Form S-1 (the "Form S-1")).

                  Exhibit T3A-2     Certificate of Designations in respect
                                    of the Company's Series A Preferred Stock,
                                    dated October 26, 1992 (incorporated by
                                    reference herein to Exhibit 3.2 to the
                                    Company's Registration Statement No.
                                    333-16917 on Form S-4).

                  Exhibit T3B       Bylaws of the Company (incorporated by
                                    reference herein to Exhibit 3.2 to the
                                    Form S-1).

                  Exhibit T3B-2     Amendment to Section 2.9 of the Bylaws of
                                    the Company, effective August 15, 1991
                                    (incorporated by reference herein to
                                    Exhibit 3.3 to the Form S-1).

                  Exhibit T3C*      Form of Indenture between the Company and
                                    the Trustee.

                  Exhibit T3D       Not Applicable.

                  Exhibit T3E-1*    Debtors' First Amended Disclosure Statement
                                    Pursuant to Section 1125 of the Bankruptcy
                                    Code.

                  Exhibit T3E-2*    Debtors' First Amended Joint Plan of
                                    Reorganization (included as Exhibit A to
                                    Exhibit T3E-1).

                  Exhibit T3F*      Cross reference sheet showing the location
                                    in the Indenture of the provisions inserted
                                    therein pursuant to Sections 310 through
                                    318(a), inclusive, of the Trust Indenture
                                    Act of 1939 (included as part of
                                    Exhibit T3C).

                  Exhibit T3G*      Statement of eligibility and qualification
                                    of the Trustee on Form T-1.

------------------
*  Filed herewith.